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                                                                 EXHIBIT 99.a(9)



                               [BRADY LETTERHEAD]

                                                   FOR:  W.H. BRADY CO.

                                                   For more information contact:

                                                 Donald P. DeLuca (414) 438-6810

FOR IMMEDIATE RELEASE

VARITRONIC SYSTEMS, INC. SHAREHOLDER ENTERS INTO SHAREHOLDER TENDER AGREEMENT

MILWAUKEE, Wis. (March 14, 1996)-- W.H. Brady Co. (Nasdaq: BROCA), an international manufacturer of industrial identification and safety products, coated materials and speciality tapes, today announced that it had entered into a shareholder tender agreement with Varitronic Systems Inc. President Scott F. Drill providing for the tender of Drill's Varitronic shares in W.H. Brady's offer for all of the outstanding common stock of Varitronic for $17.50 per common share in cash.

         On February 27, 1996, Brady and Varitronic jointly announced that they had entered into a merger agreement pursuant to which Brady would make a cash tender offer for all of Varitronic shares at $17.50 per share and Varitronic would become an indirect wholly-owned subsidiary of W.H. Brady Co. Brady's offer commenced on February 29, 1996, and is scheduled to be completed on March 28, 1996.

         "We look forward to completing the tender offer and to Varitronic joining the W.H. Brady Co. family," said Donald P. DeLuca, W.H. Brady Co. Senior Vice President and Chief Financial Officer.

         W.H. Brady Co. employs 2,100 people worldwide and manufactures and markets more than 30,000 products including high performance labels for circuit boards, adhesive parts for microfloppy disks, splicing tapes, signs and portable industrial printing systems, data collection systems and software products. It serves industrial, commercial, governmental, public utility, telecommunication,
medical, semiconductor, computer and many other markets.   The Company has
operations in Canada, Belgium, France, England, Germany, Sweden, Scotland, Italy, Australia, Singapore, Japan, Hong Kong, South Korea, United States and New Zealand. Its headquarters are at 6555 W. Good Hope Road, Milwaukee.